UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

111 North Bridge Road,

#15-01, Peninsula Plaza

Singapore 179098

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Announcement of Unaudited Second Quarter 2024 Financial Results

On August 20, 2024, BitFuFu Inc. (the “Company”) issued a press release reporting its unaudited financial and operational results for the quarter ended June 30, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Regulation FD Disclosure

The Company hereby discloses its unaudited and unreviewed condensed consolidated statements of operations and comprehensive income/(loss) for each quarter of 2023 (the “Unaudited and Unreviewed 2023 Quarterly Income Statement”). A copy of the Unaudited and Unreviewed 2023 Quarterly Income Statement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Unaudited and unreviewed condensed consolidated statements of operations and comprehensive income/(loss) for each quarter of 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: August 20, 2024	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Director, Chief Executive Officer

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